Exhibit 12.1

Tri-State Generation and Transmission Association, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2014	2013	2012	2011	2010
	($ in thousands)
Computation of Ratio of Earnings to Fixed Charges
Net Margin	$64,236	$72,912	$52,795	$69,934	$77,144
Less: income from equity investees	—	—	—	—	—
Adjusted net margin	$64,236	$72,912	$52,795	$69,934	$77,144

Interest expense	$155,546	$161,754	$166,636	$168,425	$160,658
Less: interest capitalized during period	(14,330)	(12,857)	(15,238)	(13,609)	(12,996)
Amortization of deferred debt expense	1,141	566	507	206	(13)
Interest portion of rental expense	—	—	—	—	—
Earnings	$206,593	$222,375	$204,700	$224,956	$224,793

Interest expense	$155,546	$161,754	$166,636	$168,425	$160,658
Amortization of deferred debt expense	1,141	566	507	206	(13)
Interest portion of rental expense	—	—	—	—	—
Fixed Charges	$156,687	$162,320	$167,143	$168,631	$160,645

Ratio of Earnings to Fixed Charges	1.32	1.37	1.22	1.33	1.40